SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

Dubai World

Infinity World (Cayman) L.P.

Infinity World Investments LLC

(Names of Filing Persons) (Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

New York, NY 10022

Telephone: (212) 318-6500

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**

$1,192,800,000	$36,618.96

*	For purposes of the filing fee only. Assumes the purchase of 14,200,000 shares at a purchase price of eighty-four dollars ($84.00) per share in cash.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,618.96	Filing Party: Dubai World
Form or Registration No: Schedule TO	Date Filed: August 24, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4,
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on August 24, 2007 by Dubai World, a Dubai, United Arab Emirates government decree entity. This Schedule TO relates to the offer by Infinity World to purchase 14,200,000 shares of common stock, par value $.01 per share, of MGM MIRAGE upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2007 and the related Letter of Transmittal (which, as amended or supplemented from time to time, constitute the “Offer”).

On August 27, 2007, as part of its mailing of the Offer to stockholders of MGM MIRAGE, Infinity World included a supplement to the Offer, attached as Exhibit (a)(1)(I) hereto, announcing that the Offer had been extended to, and would close at, 11:59 p.m. New York City time on Monday, September 24, 2007, unless extended further.

At or about 8:00 a.m. New York City time, on August 27, 2007, Infinity World issued a press release, attached as Exhibit (a)(1)(J) hereto, announcing the commencement of the Offer. This press release incorporated the extended expiration date of the Offer.

At or about 8:00 a.m. New York City time, on August 27, 2007, Infinity World issued a summary advertisement, attached as Exhibit (a)(1)(K) hereto. This summary advertisement incorporated the extended expiration date of the Offer.

This Amendment No. 1 amends the disclosure in Items 1 (“Summary Term Sheet”) and 4 (“Terms of the Transaction”) to reflect the new expiration date of the Offer.

Item 12.    Exhibits.

Item 12    of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(I)    Supplement to Offer to Purchase

(a)(1)(J)    Press Release dated August 27, 2007

(a)(1)(K)    Summary Advertisement

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity

By:	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership By: Infinity World (Cayman) Holding Its: General Partner

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

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Exhibit Index

Exhibit Number	Description

(a)(1)(I)	Supplement to Offer to Purchase

(a)(1)(J)	Press Release dated August 27, 2007

(a)(1)(K)	Summary Advertisement

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